SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV REPORTS FIRST QUARTER 2005 RESULTS

São Paulo, May 4, 2005 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world’s fifth largest brewer and the leading brewer in Latin America, announces today its results for the first quarter 2005 (1Q05). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais pursuant to Brazilian Corporate Law.

AmBev’s consolidated results are the sum of three business units:

  Brazil (comprised of the Brazilian Beer; Brazilian Carbonated Soft Drinks & Non-Alcoholic, Non-Carbonated Beverages (CSD & Nanc); and Malt & By-Products Sales);

  Hispanic Latin America (HILA) (comprising (i) AmBev’s average 54.8% economic stake in Quinsa and (ii) AmBev’s controlled franchises in Northern Latin America (“HILA–ex” operations)), and

  North America (represented by the operations of Labatt Brewing Company Limited (“Labatt”)).

OPERATING AND FINANCIAL HIGHLIGHTS
Consolidated EBITDA reached R$1,451.6 million (+62.4%); EBITDA per share was of R$26.64 (+11.9%).

Solid volume and net sales per hectoliter growth in Brazil; Net sales for Brazilian operations increased 21.8%.

HILA delivered 11.5% volume growth.

Labatt achieved EBITDA of R$207.1 million (CAD$95.4 million); EBITDA margin for North America reached 25.2%.

Net income of R$144.2 million (-52.7%); net income per share decreased 67.4% to R$2.65.

Financial Highlights – AmBev Consolidated
			%

R$ million	1Q05	1Q04	Change
Net revenues	3,695.6	2,370.5	55.9%
Gross profit	2,350.3	1,373.3	71.1%
EBIT	1,185.3	687.1	72.5%
EBITDA	1,451.6	893.6	62.4%
Net income	144.2	305.0	-52.7%
No. of shares outstanding (million)	54,499.4	37,532.2	45.2%
EPS (R$/000 shares)	2.65	8.13	-67.4%

Average exchange rates used for 1Q05 and 1Q04 were R$2.67/US$ and R$2.89/US$ respectively.
Per share calculation is based on outstanding shares (total existing shares excluding shares in treasury). As of March 31, 2005 there were 56,277,741,805 total existing shares of AmBev, of which 1,778,374,120 were held in treasury.
Values may not add up due to rounding.

First Quarter 2005 Results May 4, 2005

Message from AmBev Management

AmBev started 2005 confident on the promising perspectives ahead. 1Q05 results strengthens the Company’s enthusiasm and supports our excitement in relation to the growth potential for our operations. AmBev achieved solid EBITDA growth, unfold into all its three business units.

In Brazil, the successful market share recovery in 2004 allowed to Company to once again focus on revenue management initiatives. The expansion of direct distribution (47.6% of Brazil volumes) and the growth of premium brands Bohemia (+23.1%) and Original (+28.4%) demonstrate the renewed efforts on those fronts.

The impressive and resilient growth pace at Quinsa, together with the significant volume increase in both Venezuela and Ecuador, reinforce our confidence on the potential for value creation in Hispanic Latin America. AmBev expects in the 2Q05 to take a further relevant step towards expansion in that region, launching the beer operations of AmBev Peru.

Finally, Labatt preserves its solid competitive position on the Canadian domestic beer market, as well as the profitability of its operations. Our Canadian team remains fully committed to the targets of cost reduction and growth in results previously stated by AmBev.

Our Company faces significant oportunities ahead, and all of us are committed to give the best of ourselves to make sure that all this potential for value creation is effectively converted into wealth for our shareholders.

OPERATIONAL PERFORMANCE BY BUSINESS UNIT

The following charts illustrate the contribution of each business unit to AmBev’s consolidated results.

Net Revenues	EBITDA

Total: R$3,695.6 million	Total: R$1,451.6 million

AmBev Brazil

Brazil Results	Beer			CSD & Nanc			Other			Total
R$ million	1Q05	1Q04	Change	1Q05	1Q04	Change	1Q05	1Q04	Change	1Q05	1Q04	Change
Volume ('000 HL)	14.905	13.200	12,9%	4.755	4.635	2,6%				19.660	17.835	10,2%
Net Revenue	1.915,4	1.533,6	24,9%	388,4	342,0	13,6%	20,6	32,9	-37,3%	2.324,4	1.908,4	21,8%
Net Revenue / HL	128,5	116,2	10,6%	81,7	73,8	10,7%				118,2	107,0	10,5%
COGS	(601,0)	(564,1)	6,5%	(209,3)	(205,6)	1,8%	(5,0)	(19,9)	-75,1%	(815,3)	(789,6)	3,3%
COGS / HL	(40,3)	(42,7)	-5,6%	(44,0)	(44,4)	-0,8%				(41,5)	(44,3)	-6,3%
Gross Profit	1.314,3	969,5	35,6%	179,1	136,4	31,3%	15,6	12,9	20,9%	1.509,1	1.118,8	34,9%
Gross Margin	68,6%	63,2%	540 bps	46,1%	39,9%	620 bps	75,9%	39,4%	3650 bps	64,9%	58,6%	630 bps
SG&A	(508,7)	(459,5)	10,7%	(91,1)	(87,5)	4,2%	(0,8)	(0,7)	22,5%	(600,7)	(547,6)	9,7%
% of Net Revenue	26,6%	30,0%	-340 bps	23,5%	25,6%	-210 bps	4,0%	2,1%	200 bps	25,8%	28,7%	-290 bps
EBIT	805,6	510,0	58,0%	88,0	48,9	79,9%	14,8	12,3	20,9%	908,4	571,2	59,0%
EBIT Margin	42,1%	33,3%	880 bps	22,7%	14,3%	830 bps	71,9%	37,3%	3460 bps	39,1%	29,9%	920 bps
EBITDA	929,1	641,9	44,7%	122,0	84,0	45,2%	14,8	12,3	20,9%	1.065,9	738,2	44,4%
EBITDA Margin	48,5%	41,9%	660 bps	31,4%	24,6%	680 bps	71,9%	37,3%	3460 bps	45,9%	38,7%	720 bps

Beer Brazil Net Revenues

Net revenues for the Beer Brazil operation reached R$1,915.4 million in 1Q05 (+24.9%) . This increase was a consequence of both stronger sales volumes and higher revenues per hectoliter.

Beer sales volumes, as previously disclosed by the Company, increased by 12.9% . This result reflects the Brazilian market’s expansion (of 7.3%, according to ACNielsen) and AmBev’s higher market share (Mar/05: 67.6%; Mar/04: 65.0%) .

Revenues per hectoliter in beer were R$128.5, 10.6% and 4.6% higher than 1Q04 and 4Q04, respectively. The main factors explaining the increase were the several price repositioning initiatives carried out throughout 2004, as well as a more generalized readjustment (of 5% on average) implemented last December.

It is important to point out that other revenue management levers also contributed to the average revenue growth in the quarter. As the Company fulfilled in 4Q04 its commitment of recover the 67% to 70% market share range, it was possible to once again focus on important profitability levers in 1Q05. The renewed focus on AmBev’s traditional revenue management activities enabled the evolution of direct distribution channel proportion in the sales mix (1Q05: 44.8%; 1Q04: 37.9%; 4Q04: 44.3%) and the resumption of the premium segment growth – we emphasize the higher volumes of Bohemia (+23.1%) and Original (+28.4%) brands.

Cost of Goods Sold (COGS)

COGS for the Beer Brazil operation totaled R$601.0 million in 1Q05, 6.5% higher than last year. The compound effect of (i) stronger sales volumes; (ii) higher efficiency reached in the production lines; (iii) a product mix with larger participation of returnable bottles; and (iv) carry over of the hedge transactions performed for acquisition of raw-material during 4Q04 caused a drop of 5.6% in COGS per hectoliter (1Q05: R$40.3; 1Q04: R$42.7) .

Gross Profit

Gross profit for Beer Brazil increased by 35.6% to R$1,314.3 million. Gross margin was 68.6%, an increase of 540 basis points.

SG&A

SG&A expenses for Beer Brazil amounted to R$508.7 million, 10.7% higher compared to 1Q04.

Sales and marketing expenses totaled R$163.6 million (+2.3%) . This result is significantly lower than the accumulated inflation for the last 12 months, strengthening the Company’s expectation of stable sales and marketing expenses in nominal terms. Meanwhile, although expense levels have not increased, the Company continues to invest in brand equity, and is enthusiastic with the most recent indicators arising from its researches.

Direct distribution expenses reached R$166.6 million (+21.1%) in 1Q05, resulting from AmBev’s higher sales volume and the increase in the direct distribution’s participation in the sales mix. Higher volumes, however, caused a 9.4% decrease in direct distribution expenses per hectoliter (1Q05: R$24.9; 1Q04: R$27.5) .

Beer Brazil administrative expenses totaled R$95.1 million in 1Q05 (+10.8%) . The main components of this increase were higher expenses incurred at AmBev’ corporate centers and a series of expenses related to ongoing projects.

Depreciation and amortization expenses related to SG&A went up 9.5%, reaching R$83.4 million.

EBIT and EBITDA

Beer Brazil’s EBIT increased by 58.0%, totaling R$805.6 million. EBIT margin increased by 880 basis points, reaching 42.1% .

EBITDA for Beer Brazil amounted to R$929.1 million (+44.7%), and EBITDA margin stood at 48.5% (+660 basis points).

CSD & Nanc Net Revenues

CSD & Nanc business reached net revenues of R$388.4 million in 1Q05 (+13.6%), pushed mainly by higher net revenues per hectoliter (1Q05: R$81.7: 1Q04: R$73.8) . The increase in net revenues per hectoliter confirms AmBev’s efforts towards its portfolio profitability, translated into a responsible price policy and into the focus on higher value-added brands.

Sales volumes, however, had a limited 2.6% increase, lower than the rate recorded by ACNielsen for the market evolution (+3.7%) . Consequently, AmBev suffered a drop in its share of sales volume (Mar/05: 16.3%; Mar/04: 17.2%) . The Company is committed to dedicate the necessary resources to reinforce the health of its brands and recover the market share lost.

COGS

COGS for CSD & Nanc totaled R$209.3 million in 1Q05 (+1.8%) . Sales volume growth, higher efficiency reached in production lines and carry over of the hedge transactions performed for acquisition of raw-material during 4Q04 offset higher prices of PET resin, aluminum and sugar, enabling a 0.8% drop in COGS per hectoliter (1Q05: R$44.0; 1Q04: R$44.4) . Nevertheless, compared to 4Q04 (R$41.4), COGS per hectoliter had an increase of 6.3% .

Gross Profit

Gross Profit increased by 31.3% to R$179.1 million; the gross margin expanded by 620 basis points to 46.1% .

SG&A

SG&A expenses for CSD & Nanc amounted to R$91.1 million in 1Q05 (+4.2%) .

Sales and marketing expenses increased by 8.1%, reaching R$24.1 million. As already anticipated by the Company, product promotion expenses grew above inflation. AmBev bets on the non-alcoholic beverage segment as an important long-term growth source, and will always be keeping a watchful eye on the preservation and development of brand equity, including the PepsiCo portfolio.

Direct distribution expenses reached R$36.9 million (+4.9%), resulting from a 9.7% growth of volumes sold by the Company’s own structure. The higher volume effect was partially offset by a 4.3% drop in the direct distribution expense per hectoliter.

CSD & Nanc administrative expenses totaled R$3.7 million (+9.6%) . This increase is mainly explained by higher expenses incurred at AmBev’ corporate centers and a series of expenses related to ongoing projects.

Depreciation and amortization expenses related to SG&A dropped 0.7%, reaching R$26.6 million.

EBIT and EBITDA

EBIT for CSD & Nanc amounted to R$88.0 million, a substantial growth of 79.9% . EBIT margin grew 830 basis points, reaching 22.7% .

EBITDA for CSD & Nanc recorded R$122.0 million (+45.2%), and its margin increased by 680 basis points, standing at 31.4% .

Malt & By-Product Sales

EBITDA generated by malt and by-product sales to third parties increased by 20.9% in 1Q05. Despite a drop in sales of 37.3%, a margin increase of more than 34 percentage points allowed for growth in results. The absolute amount of the malt and by-product sales EBITDA was R$14.8 million.

Hispanic Latin America – HILA

HILA reached EBITDA of R$178.6 million (+15.0%) for 1Q05, representing 12.3% of AmBev’s consolidated EBITDA. Quinsa’s superb performance was the main driver for this result.

HILA Consol. Results	Quinsa			HILA-ex			Total
R$ million	1Q05	1Q04	Change	1Q05	1Q04	Change	1Q05	1Q04	Change
Volume[1] ('000 HL)	6,861	6,175	11.1%	1,505	1,325	13.6%	8,366	7,500	11.5%
Net Revenue	364.9	305.3	19.5%	184.9	156.8	17.9%	549.8	462.1	19.0%
Net Revenue / HL	97.0	98.6	-1.6%	122.8	118.4	3.8%	104.4	104.5	-0.1%
COGS	(144.0)	(123.7)	16.4%	(94.6)	(84.0)	12.6%	(238.6)	(207.6)	14.9%
COGS / HL	(38.3)	(39.9)	-4.1%	(62.8)	(63.4)	-0.9%	(45.3)	(47.0)	-3.5%
Gross Profit	220.9	181.7	21.6%	90.3	72.8	24.0%	311.2	254.5	22.3%
Gross Margin	60.5%	59.5%	100 bps	48.8%	46.4%	240 bps	56.6%	55.1%	150 bps
SG&A	(81.8)	(74.9)	9.3%	(101.0)	(63.7)	58.6%	(182.8)	(138.5)	32.0%
% of Net Revenue	22.4%	24.5%	-210 bps	54.6%	40.6%	1400 bps	33.3%	30.0%	330 bps
EBIT	139.1	106.8	30.2%	(10.7)	9.1	NM	128.4	115.9	10.7%
EBIT Margin	38.1%	35.0%	310 bps	-5.8%	5.8%	-1160 bps	23.4%	25.1%	-170 bps
EBITDA	171.0	134.1	27.5%	7.7	21.2	-63.9%	178.6	155.4	15.0%
EBITDA Margin	46.9%	43.9%	290 bps	4.1%	13.5%	-940 bps	32.5%	33.6%	-110 bps

1 Volumes refer to total Quinsa sales volumes. Net Sales, Gross Profit and EBITDA, however, are proportional to AmBev stake in Quinsa (1Q05:54.8%; 1Q04:50.2%)

Quinsa

AmBev’s 54.8% stake in Quinsa generated EBITDA of R$171.0 million for the Company in 1Q05 (+27.5%) . These results were achieved mainly due to the growth in Beer operations in Argentina and AmBev’s larger stake in Quinsa.

Quinsa Results	Beer			CSD			Total
R$ million	1Q05	1Q04	Change	1Q05	1Q04	Change	1Q05	1Q04	Change
Volume[1] ('000 HL)	4,763	4,446	7.1%	2,098	1,729	21.3%	6,861	6,175	11.1%
Net Revenue	280.6	238.1	17.9%	84.2	67.3	25.2%	364.9	305.3	19.5%
Net Revenue / HL	107.5	106.8	0.7%	73.3	77.5	-5.5%	97.0	98.6	-1.6%
COGS	(88.2)	(80.8)	9.1%	(55.8)	(42.9)	30.2%	(144.0)	(123.7)	16.4%
COGS / HL	(33.8)	(36.2)	-6.8%	(48.5)	(49.4)	-1.8%	(38.3)	(39.9)	-4.1%
Gross Profit	192.5	157.3	22.4%	28.4	24.4	16.5%	220.9	181.7	21.6%
Gross Margin	68.6%	66.1%	250 bps	33.7%	36.3%	-250 bps	60.5%	59.5%	100 bps
SG&A	(62.8)	(57.9)	8.4%	(19.0)	(17.0)	12.1%	(81.8)	(74.9)	9.3%
% of Net Revenue	22.4%	24.3%	-190 bps	22.6%	25.2%	-260 bps	22.4%	24.5%	-210 bps
EBIT	129.7	99.4	30.5%	9.4	7.4	26.6%	139.1	106.8	30.2%
EBIT Margin	46.2%	41.7%	450 bps	11.2%	11.1%	10 bps	38.1%	35.0%	310 bps
EBITDA	156.2	122.3	27.7%	14.8	11.8	24.7%	171.0	134.1	27.5%
EBITDA Margin	55.7%	51.4%	430 bps	17.5%	17.6%	-10 bps	46.9%	43.9%	290 bps

1 Volumes refer to total Quinsa sales volumes. Net Sales, Gross Profit and EBITDA, however, are proportional to AmBev stake in Quinsa (1Q05:54.8%; 1Q04:50.2%)

Quinsa Beer

Quinsa Beer operations recorded EBITDA of R$156.2 million for 1Q05, a 27.7% increase in relation to the same period in prior year. In addition to AmBev’s larger stake in Quinsa’s capital, some operating factors contributed for the better performance in 2005, of which we highlight (i) the sales volumes growth, mainly in Argentina (+5.7%) and Paraguay (+10.7%); and (ii) the price adjustment in local currency in a number of operations, which helped offset the appreciation of the Brazilian real against the currencies of the countries where Quinsa operates.

Quinsa Soft Drinks

Quinsa Soft Drinks operations in Argentina and Uruguay reached EBITDA of R$14.8 million for 1Q05 (+24.7%) . Besides AmBev’s larger stake in Quinsa’s capital, stronger sales volumes in Argentina (+21.5%) and Uruguay (+19.4%) contributed for this result. It is important to mention, however, that in spite of the increase in revenues, the Company recorded decrease in gross margin and EBITDA margin of the Soft Drinks operations, due to greater production costs and operating expenses.

HILA-ex QUINSA

AmBev’s HILA-ex operations generated R$7.7 million in EBITDA for 1Q05, down 63.9% from 1Q04. This decrease resulted from investments in direct distribution and in AmBev’ best practices in Peru, Ecuador and the Dominican Republic, as well as investments related to the launch of the Brahma brand in Ecuador.

HILA-ex Results	Beer			CSD			Total
R$ million	1Q05	1Q04	Change	1Q05	1Q04	Change	1Q05	1Q04	Change
Volume ('000 HL)	644	499	29.2%	861	826	4.2%	1,505	1,325	13.6%
Net Revenue	94.4	85.7	10.2%	90.5	71.1	27.2%	184.9	156.8	17.9%
Net Revenue / HL	146.5	171.8	-14.7%	105.1	86.1	22.1%	122.8	118.4	3.8%
COGS	(47.1)	(40.6)	15.9%	(47.5)	(43.4)	9.6%	(94.6)	(84.0)	12.6%
COGS / HL	(73.0)	(81.4)	-10.3%	(55.2)	(52.5)	5.2%	(62.8)	(63.4)	-0.9%
Gross Profit	47.3	45.1	5.1%	43.0	27.7	54.8%	90.3	72.8	24.0%
Gross Margin	50.2%	52.6%	-240 bps	47.5%	39.0%	850 bps	48.8%	46.4%	240 bps
SG&A	(63.3)	(44.7)	41.6%	(37.7)	(18.9)	98.9%	(101.0)	(63.7)	58.6%
% of Net Revenue	67.1%	52.2%	1490 bps	41.6%	26.6%	1500 bps	54.6%	40.6%	1400 bps
EBIT	(16.0)	0.3	NM	5.3	8.8	-40.0%	(10.7)	9.1	NM
EBIT Margin	-17.0%	0.4%	-1730 bps	5.8%	12.4%	-650 bps	-5.8%	5.8%	-1160 bps
EBITDA	(6.3)	8.6	NM	14.0	12.6	11.0%	7.7	21.2	-63.9%
EBITDA Margin	-6.7%	10.1%	-1680 bps	15.5%	17.7%	-230 bps	4.1%	13.5%	-940 bps

HILA-ex Beer

HILA-ex Beer posted negative R$6.3 million EBITDA, compared to a positive R$8.6 million in 1Q04. Negative variations were highly concentrated in Central America operations, mostly in Guatemala. Changes to the taxation system, decrease in market volumes and comparing a launch period to an operating period, with greater competition imposed by the local player have caused drop in volumes and in revenues per hectoliter in Cerveceria Rio, AmBev’s arm in that region. However brand health indicators of our Brahva local brand, as well as its market share, keep AmBev confident in the growth potential of its operations in Central America.

In the Andean Pact region, AmBev’s performance was very positive for the 1T05. Operations in Venezuela and Ecuador reached strong volume growth (Venezuela (+33.6%) and Ecuador (+128.9%)), evidencing the merits of AmBev’s strategy to focus on this region. Along with the market share expansion, the Company keeps its commitment to build solid Brahma brand franchises and to develop the profitability of these operations.

HILA-ex Soft Drinks

EBITDA from HILA-ex Soft Drinks operations were up 11.0% to 1Q05, reaching R$14.0 million. This result, however, does not reflect the Company’s organic growth, but rather the three-month results consolidation of Embotelladora Dominicana (Embodom), AmBev’s arm in the Dominican Republic, as compared to one-month consolidation (March) in 1Q04. Both soft drinks operations, in Peru and in the Dominican Republic, faced difficulties in the 1Q05.

In the Dominican Republic, market volumes decreased 32.0%, thus impacting Embodom’s volumes, although Embodom was still able to keep its leading market position. AmBev Peru, in turn, has decided to implement a series of initiatives aimed at increasing the operation profitability, similar to the ones adopted in Brazil since 2002. The main decisions taken were (i) to follow the price increase applied by the market leader, which caused a contraction in market volumes during 1Q05; and (ii) to discontinue a number of low-performance or low-profitability SKUs, thus increasing the Company’s operation efficiency. Just like in Brazil, these measures cause a decrease in sales volume and market share in the short term. Yet, based on its experience, the Company is confident that these are the appropriate initiatives to ensure long-term sustainable growth.

North America

Labatt, AmBev’s operation in North America, delivered solid performance in 1Q05, reaching R$207.1 million EBITDA. The Company’s good performance is reflected in a stable market share in the competitive domestic Canadian market, of around 42% (Mar/05: 41.7%), as well as the Labatt team strong commitment in pursuing the cost reduction and growth rates targets, as implied by Labatt’s valuation report.

Labatt Results
R$ million	1Q05
Volume ('000 HL)	2,042
Domestic	1,731
Exports	310
Net Revenues	821.5
Net Revenues / HL	402.4
COGS	(291.4)
COGS / HL	(142.7)
Gross Profit	530.0
Gross Margin	64.5%
SG&A	(381.5)
% of Net Sales	46.4%
EBIT	148.5
EBIT margin	18.1%
EBITDA	207.1
EBITDA margin	25.2%

Current initiatives are developing as expected, and AmBev remains enthusiastic about the growth perspectives for Labatt. Among the most important improvements are the implementation of the Zero Base Budget, an essential tool for rigid expense control, and the development of a new variable compensation system, very similar to the one in place in Latin America. The new system links bonus payment to the achievement of operating targets, always related to growth in results. Operating targets unfold into all corporate levels, assuring everyone’s commitment.

In addition to the cost reduction initiatives and the change in compensation, the Company is also committed to efforts dedicated to revenue growth. The main ones are related to: (i) protecting Labatt’s market share and profitability in Ontario, where the value brands are more relevant; and (ii) improving the market share of Labatt in the light segment, one of the fastest growing categories in the Canadian beer market.

1Q05 Results

For purposes of comparison with 1Q05, AmBev prepared a set of UNAUDITED information on 1Q04. The Company’s performance evolution, in Canadian dollars (CAD$), is presented in the table below. For reference purposes, the exchange rate on 03/31/05 was CAD$1.00 / R$2.21 (03/31/04: CAD$1.00 / R$2.22) . Average exchange rate for 1Q05 was CAD$1.00 / R$2.18 (1Q04: CAD$1.00 / R$2.20) . It is important to highlight that, because of the monthly consolidation of results, these exchange rates should not be adopted for conversions of the quarterly results.

Labatt Results
CAD$ million	1Q05	1Q04[1]	Chg.
Volume ('000 HL)	2,042	2,220	-8.0%
Domestic	1,731	1,733	-0.1%
Exports	310	488	-36.3%
Net Revenues	381.7	383.6	-0.5%
Net Revenues / HL	187.0	172.8	8.2%
Domestic	209.3	202.2	3.5%
Exports	62.2	68.0	-8.6%
COGS	(135.6)	(152.2)	-10.9%
COGS / HL	(66.4)	(68.5)	-3.1%
Gross Profit	246.1	231.4	6.4%
Gross Margin	64.5%	60.3%	410 bps
SG&A	(178.0)	(185.2)	-3.9%
% of Net Sales	46.6%	48.3%	-170 bps
EBIT	68.1	46.2	47.4%
EBIT margin	17.8%	12.0%	580 bps
EBITDA	95.4	72.1	32.2%
EBITDA margin	25.0%	18.8%	620 bps

[1] Unaudited

Net Revenues

Labatt’s net revenue reached CAD$381.7 million, a 0.5% decrease compared to 1Q04. This reduction is explained by an 8.0% volume decrease, the consequence of (i) discontinuing a co-packing agreement with an American brewery; and (ii) a 23.2% decrease in exports of Labatt brands to InBev USA. Domestic sales volumes remained stable, with a slightly stronger performance than overall market, which Labatt estimates at a 1.5% decrease (measured as shipment volumes). The decrease in sales volumes was mostly compensated by an 8.2% growth in revenue per hectoliter (1Q05: CAD$187.0; 1Q04: CAD$172.8), achieved through a 3.5% increase in net revenue per hectoliter in domestic sales (1Q05: CAD$209.3; 1Q04: CAD$202.2) and the greater share of this segment in Labatt’s sales mix (1Q05:84.8%; 1Q04: CAD$78.0%) .

COGS

COGS totaled CAD$135.6 million in 1Q05, down 10.9% . On top of lower volumes, a 3.1% decrease in COGS per hectoliter helped bring total COGS down. The drop in COGS per hectoliter was a result of lower malt prices and also the appreciation of the Canadian dollar against the US dollar, reducing prices in local currency for some of Labatt’s inputs.

Gross profit

Gross profit increased by 6.4% to CAD$246.1 million; gross margin expanded by 410 basis points to 64.5% .

SG&A

SG&A expenses dropped 3.9% in 1Q05, totaling CAD$178.0 million. This amount was comprised of the following expenses and respective variations:

-	Sales and marketing: CAD$127.7 million (-4.8%)
-	Direct distribution: CAD$8.5 million (-5.0%)
-	Administrative: CAD$32.9 million (-7.7%)
-	Depreciation and amortization: CAD$8.8 million (+38.9%)

The main reason for the decrease in SG&A was the postponing of certain expenses related to promotional campaigns. However, part of that reduction also shows the first results of the implementation of Zero Base Budget.

EBIT and EBITDA

Labatt’s EBIT increased 47.4% in 1Q05, reaching CAD$68.1 million. EBIT margin increased 580 basis points to 17.8% .

Labatt’s EBITDA reached CAD$95.4 million, 32.2% above 1Q04. EBITDA margin increased 620 basis points to 25.0% .

AMBEV – CONSOLIDATED RESULTS

Consolidated Results: The combination of AmBev’s operations in Brazil, HILA and North America result in our consolidated financial statements.

Net Revenues

AmBev’s net revenues reached R$3,695.6 million, an increase of 55.9% .

Brazil

Operations in Brazil in 1Q05 represented 62.9% of AmBev’s consolidated net revenues, totaling R$2,324.4 million (+21.8%) . Beer Brazil contributed with R$1,915.4 million (+24.9%), whereas the Carbonated Soft Drinks & Non-Alcoholic, Non-Carbonated Beverages (CSD & Nanc) segment reached net revenues of R$388,3 million (+13.6%) . Malt and By-Products sales generated net revenue of R$20.6 million (-37.3%) .

Beer sales revenue growth was the result of an increase of 12.9% in sales volumes and of 10.6% in net revenues per hectoliter (1Q05: R$128.5; 1Q04: R$116.2) . Sales volume growth was mainly explained by the market share expansion (7.3%, according to data from ACNielsen) and by AmBev’s larger market share in terms of beer sales (Mar 05: 67.6%; Mar 04; 65.0%) . Increase in net revenue was reached due to small price repositioning throughout 2004, as well as a sharper price adjustment process implemented during last December (average price increase of 5%).

CSD & Nanc revenue growth was made possible by an increase of 2.6% in sales volumes and of 10.7% in net revenue per hectoliter. Sales volume growth was lower than the one estimated by ACNielsen for the market, of 3.7%, implying the loss in market share by the Company (Mar/05: 16.3%; Mar/04: 17.2%) . Increase in net revenue per hectoliter was the result of a series of price adjustments implemented by AmBev throughout 2004 and in the beginning of 2005, which were carefully carried out by region, brand, packing and distribution channel.

Hispanic Latin America – HILA

The Hispanic Latin America business unit, referred to as HILA, represented 14.9% of the Company’s consolidated net revenues for 1Q05, totaling R$549.8 million (+19.0%) . AmBev’s 54.8% stake in Quinsa contributed with R$364.9 million (+19.5%), while the Company’s operations in Northern Latin America recorded net revenues of R$184.9 million (+17.9%) .

Net revenue growth generated by AmBev’s stake in Quinsa was achieved by means of (i) AmBev’s larger stake in Quinsa’s capital (Mar/05: 54.8%; Mar/04: 50.2%), (ii) sales volume growth (7.1% for beer and 21.3% for soft drinks), and (iii) increased net revenue per hectoliter for beer in local currency in certain Quinsa operations, remarkably in Argentina, which partially offset the appreciation of the Brazilian real in relation to other currencies of countries in which Quinsa operates.

Net revenue increase generated by AmBev’s operations in Northern Latin America was mostly explained by sales volume growth which reached 13.6% . Operations that most contributed to sales growth were those of Venezuela (sales growth of 33.6%) and Ecuador (volume for 1Q05 was twice the volume for 1Q04, evidencing the successful introduction of Brahma in that country). In addition to the organic sales growth, the three-month results consolidation of Embotelladora Dominicana (Embodom), compared to one month only (March) in 1Q04, also contributed for the net revenue increase.

North America

AmBev’s operation in North America, through Labatt Brewing Company Limited (Labatt), represented 22.2% of consolidated net revenues for 1Q05, totaling R$821.5 million.

Labatt’s net revenue performance in terms of Canadian dollars went down 0.5% . This drop resulted from an 8.0% decrease in sales volumes, partially offset by the 8.2% increase in revenue per hectoliter (1Q05: CAD$187.0; 1Q04: CAD$172.8) . The decrease in sales volumes resulted from a stable performance in the local market, whereas exports to the U.S. were down 36.3% . This decrease of exported volumes, in turn, was explained by the discontinuing of Labatt’s co-packing agreement with a U.S. brewery and by the 23.2% drop in volumes of Labatt’s brands exported to InBev USA. Revenue per hectoliter went up 8.2%, mainly as a result of (i) a 3.5% increase in revenue per hectoliter of domestic sales (1Q05: CAD$209.3; 1Q04: CAD$202.2), (ii) an 8.6% decrease in revenue per hectoliter of exports to the U.S. (1Q05: CAD$62.2; 1Q04: CAD$68.0), and (iii) a strong increase of domestic sales contribution to Labatt’s sales mix (1Q05: 84.8%; 1Q04: 78.0%) .

Cost of Goods Sold (COGS)

AmBev recorded R$1,345.3 million in COGS in 1Q05, an increase of 34.9% .

Brazil

COGS of Brazilian operations totaled R$815.3 million (+3.3%), representing 60.6% of AmBev’s consolidated COGS. The beer segment recorded COGS of R$601.0 million (+6.5%), CSD & Nanc totaled R$209.3 million (+1.8%), and the malt and by-products sales reached R$5.0 million (-75.1%) .

In the Beer segment, COGS performance was explained by the 12.9% increase in sales volumes and by the 5.6% decrease in COGS per hectoliter (1Q05: R$40.3; 1Q04: R$42.7) . Greater fixed costs dilution, arising from sales volumes growth, efficiency gains in production lines and carry over of the hedge transactions performed for acquisition of raw-material during 4Q04, more than offset the inflation pressure caused by higher aluminum prices.

The 1.8% increase in COGS for CSD & Nanc segment resulted from the 2.6% growth in sales volumes and the 0.8% decrease in COGS per hectoliter (1Q05: R$44.0; 1Q04: R$44.4) . Greater fixed costs dilution, arising from sales volumes growth, efficiency gains in production lines and carry over of the hedge transactions performed for acquisition of raw-material during 4Q04, more than offset the inflation pressure caused by higher prices of aluminum and PET resin.

Hispanic Latin America – HILA

COGS for HILA business unit represented 17.7% of consolidated COGS for 1Q05, accumulating R$238.6 million (+14.9%) . AmBev’s 54.8% stake in Quinsa recorded COGS of R$144.0 million (+16.4%), whereas the Company’s operations in Northern Latin America recorded R$94.6 million (+12.6%) .

COGS expansion related to AmBev’s stake in Quinsa was explained by (i) AmBev’s larger stake in Quinsa’s capital, (ii) sales volumes growth, (iii) Quinsa’s 6.6% increase in COGS per hectoliter recorded in US dollars (1Q05: US$14.6; 1Q04: US$13.7), and (iv) the 7.8% devaluation of the US dollar against the Brazilian real (1Q05: R$2.67; 1Q04: R$2.89) .

COGS evolution generated by AmBev’s operations in Northern Latin America arose from the sales volumes growth and the maintenance of COGS per hectoliter in these operations.

North America

COGS recorded for Labatt represented 21.7% of AmBev’s consolidated COGS for 1Q05, totaling R$291.4 million.

Compared to 1Q04, Labatt’s COGS was down 10.9% . This decrease arose from the decrease of 8.0% in sales volumes and of 3.1% in COGS per hectoliter (1Q05: CAD$66.4; 1Q04: CAD$68.5) .

Gross Profit

The table below presents the gross profit breakdown per business unit, as well as the respective margins and variations. It is important to emphasize the 570 basis points increase in the consolidated contribution margin, which reached 63.6% .

	1Q05			1Q04			Change (%)
	R$ million	% Part.	Margin	R$ million	% Part.	Margin

Brazil	1,509.1	64.2%	64.9%	1,118.8	81.5%	58.6%	34.9%
Beer	1,314.3	55.9%	68.6%	969.5	70.6%	63.2%	35.6%
Soft drinks	179.1	7.6%	46.1%	136.4	9.9%	39.9%	31.3%
Other	15.6	0.7%	75.9%	12.9	0.9%	39.4%	20.9%
HILA	311.2	13.2%	56.6%	254.5	18.5%	55.1%	22.3%
Quinsa	220.9	9.4%	60.5%	181.7	13.2%	59.5%	21.6%
Beer	192.5	8.2%	68.6%	157.3	11.5%	66.1%	22.4%
Soft drinks	28.4	1.2%	33.7%	24.4	1.8%	36.3%	16.5%
HILA - ex	90.3	3.8%	48.8%	72.8	5.3%	46.4%	24.0%
Beer	47.3	2.0%	50.2%	45.1	3.3%	52.6%	NM
Soft drinks	43.0	1.8%	47.5%	27.7	2.0%	39.0%	54.8%
North America	530.0	22.6%	64.5%	NM	NM	NM	NM

Total	2,350.3	100.0%	63.6%	1,373.3	0.0%	57.9%	71.1%

Selling, General and Administrative Expenses

AmBev’s SG&A expenses totaled R$1,165.0 million for 1Q05, which represented an increase of 69.8% .

Brazil

SG&A expenses of Brazilian operations totaled R$600.7 million (+9.7%), representing 51.6% of AmBev’s consolidated SG&A expenses. Beer segment recorded SG&A expenses of R$508.7 million (+10.7%), CSD & Nanc segment recorded R$91.1 million (+4.2%), and the malt and by-products segment recorded R$0.8 million (+22.5%).

SG&A expenses of the Beer segment were comprised of (i) R$163.6 million in sales & marketing (+2.3%), (ii) R$166.6 million in direct distribution (+21.1%), (iii) R$95.1 million in administrative expenses (+10.8%), and (iv) R$83.4 million in depreciation & amortization (+9.5%) .

The performance of sales & marketing expenses for the Beer segment remained in line with the guidance provided by the Company, to keep expenses stable nominal terms. These total expenses represent the amount required for (i) maintaining and developing AmBev’s brands performance and (ii) developing the Company’s trade marketing programs, aimed at reaching excellence in point-of-sale execution.

The increase in beer direct distribution expenses was mainly caused by the 33.7% increase in the volume sold through AmBev’s direct distribution system, partially offset by the 9.4% decrease in distribution cost per hectoliter. This decrease was reached due to the greater dilution of fixed expenses on sales and distribution operations.

SG&A expenses for the CSD & Nanc segment were comprised of (i) R$24.1 million in sales & marketing (+8.1%), (ii) R$36.9 million in direct distribution (+4.9%), (iii) R$3.7 million in administrative expenses (+9.6%), and (iv) R$26.6 million in depreciation & amortization (-0.7%) .

The increase in sales & marketing expenses for the CSD & Nanc segment represents AmBev’s commitment to strengthen its brands in this segment, aiming at establishing solid ground to enable market share increase. The profitability growth reached in CSD & Nanc created a virtuous cycle, in which larger results obtained stimulate greater reinvestments in the business, in a search for maximizing added value in the long term.

Increased direct distribution expenses in CSD & Nanc resulted from the 9.7% evolution in volumes sold through AmBev’s direct distribution system, partially offset by the 4.3% decrease in distribution cost per hectoliter. This decrease was achieved due to the operation’s greater fixed costs dilution on sales and distribution.

Increased administrative expenses of Brazil’s operations were mostly explained by higher expenses incurred at AmBev’ corporate center and a series of expenses related to ongoing projects.

The larger depreciation allocated to SG&A expenses was explained by the larger number of AmBev’s sub-zero coolers placed in the market.

Hispanic Latin America – HILA

SG&A expenses of HILA business unit represented 15.7% of consolidated SG&A expenses for 1Q05, totaling R$182.8 million (+32.0%) . AmBev’s 54.8% stake in Quinsa recorded SG&A expenses of R$81.8 million (+9.3%), while the Company’s operations in Northern Latin America recorded R$101.0 million (+58.6%) .

The increase in SG&A expenses related to AmBev’s stake in Quinsa resulted from the combination of (i) AmBev’s larger stake in Quinsa’s capital; (ii) larger US dollar amounts invested by Quinsa in the equity of its brands; and (iii) the 7.8% devaluation of the US dollar against the Brazilian real.

Increased SG&A expenses of AmBev’s operations in Northern Latin America resulted mainly from larger sales & marketing expenses and from direct distribution, mostly generated by the strong increase in Venezuela and Ecuador operations. Embodom’s three-month results consolidation, compared to one month only (March) in 1Q04, also contributed to the increase in SG&A expenses.

North America

Labatt’s operation generated R$381.5 million in SG&A expenses for the 1Q05, representing 32.7% of AmBev’s consolidated SG&A.

Labatt’s SG&A expenses were down 3.9% in Canadian dollars (1Q05: CAD$178.0 million; 1Q04: CAD$185.2 million), which were mainly focused on sales & marketing expenses. Although this decrease is a consequence of postponing of promotional expenses, this already indicates some results of the implementation of AmBev’s Zero Base Budget system in Labatt, evidencing the commitment of the entire Canadian team to capture cost reduction opportunities, as already announced by AmBev.

EBIT and EBITDA

The tables below present EBIT and EBITDA breakdown per business unit, as well as the respective margins and variation rates. It is important to highlight the 160 basis points increase in the consolidated EBITDA margin.

EBIT

		1Q05			1Q04			Change (%)
		R$ million	% Part.	Margin	R$ million	% Part.	Margin
	Brazil	908.4	76.6%	39.1%	571.2	83.1%	29.9%	59.0%
	Beer	805.6	68.0%	42.1%	510.0	74.2%	33.3%	58.0%
	Soft drinks	88.0	7.4%	22.7%	48.9	7.1%	14.3%	79.9%
	Other	14.8	1.2%	71.9%	12.3	1.8%	37.3%	20.9%
	HILA	128.4	10.8%	23.4%	115.9	16.9%	25.1%	10.7%
	Quinsa	139.1	11.7%	38.1%	106.8	15.5%	35.0%	30.2%
	Beer	129.7	10.9%	46.2%	99.4	14.5%	41.7%	30.5%
	Soft drinks	9.4	0.8%	11.2%	7.4	1.1%	11.1%	26.6%
	HILA - ex	(10.7)	-0.9%	-5.8%	9.1	1.3%	5.8%	-217.4%
	Beer	(16.0)	-1.4%	-17.0%	0.3	0.0%	0.4%	NM
	Soft drinks	5.3	0.4%	5.8%	8.8	1.3%	12.4%	-40.0%
	North America	148.5	12.5%	18.1%	NM	NM	NM	NM
	Total	1,185.3	0.0%	32.1%	687.1	0.0%	29.0%	72.5%

EBITDA

		1Q05			1Q04			Change (%)
		R$ million	% Part.	Margin	R$ million	% Part.	Margin
	Brazil	1,065.9	73.4%	45.9%	738.2	82.6%	38.7%	44.4%
	Beer	929.1	64.0%	48.5%	641.9	71.8%	41.9%	44.7%
	Soft drinks	122.0	8.4%	31.4%	84.0	9.4%	24.6%	45.2%
	Other	14.8	1.0%	71.9%	12.3	1.4%	37.3%	20.9%
	HILA	178.6	12.3%	32.5%	155.4	17.4%	33.6%	15.0%
	Quinsa	171.0	11.8%	46.9%	134.1	15.0%	43.9%	27.5%
	Beer	156.2	10.8%	55.7%	122.3	13.7%	51.4%	27.7%
	Soft drinks	14.8	1.0%	17.5%	11.8	1.3%	17.6%	24.7%
	HILA - ex	7.7	0.5%	4.1%	21.2	2.4%	13.5%	-63.9%
	Beer	(6.3)	-0.4%	-6.7%	8.6	1.0%	10.1%	NM
	Soft drinks	14.0	1.0%	15.5%	12.6	1.4%	15.5%	11.0%
	North America	207.1	14.3%	25.2%	NM	NM	NM	NM
	Total	1,451.6	0.0%	39.3%	893.6	0.0%	37.7%	62.4%

Provisions for Contingencies

Provisions for contingencies in 1Q05 totaled R$30.8 million. The main item comprising this total was an additional provision for labor claims in the amount of R$32.4 million.

Other Operating Income and Expenses

Net result of other operating income and expenses recorded for 1Q05 was a loss of R$411.2 million. The major factor driving to this result was the goodwill amortization from Labatt Brewing Company Limited’s transaction, which totaled R$333.5 million. Other significant entries under other operating income and expenses were as follows:

-	Goodwill amortization related to Labatt’s transactions prior to the alliance between AmBev and InBev: R$78.7 million.
-	Goodwill amortization related to transactions in Latin America (including Brazil): R$53.5 million.
-	Gains from increase in assets, related to tax incentives in Brazil: R$44.2 million.
-	Gains from exchange rate variations on foreign investments: R$22.1 million

Additionally, AmBev announces that it has revised the goodwill amortization schedule related to Labatt’s transaction, which will be fully amortized by August 2014, according to Labatt’s expected net income. Expected goodwill amortization for 2005 is R$923.5 million, including the R$333.5 million already amortized in 1Q05. The remaining R$590.0 million will be amortized at R$196.7 million each of the following three quarters

Lastly, the Company informs that, as of 01/01/2005, the goodwill related to Labatt’s ApS – AmBev’s subsidiary in Denmark and holder of 100% of Labatt’s shares – was converted into Brazilian reais. Consequently, the Company’s results will no longer be affected by exchange rate on such goodwill, therefore reducing its volatility. As of 03/31/2005, the net goodwill amount was R$15,938.5 million.

Financial Result

The financial result was negative in R$275.2 million for the 1Q05. As AmBev performs a number of hedging transactions to have debt exposure to foreign exchange rate variations fully protected, the Company’s financial result is subject to significant volatility.

The table below provides the main lines of AmBev’s consolidated financial result:

Breakdown of Net Financial Result - AmBev Consolidated	1Q05	1Q04
R$ 000
Financial income
Financial income on cash and cash equivalents	22,508	71,404
Foreign exchange gains (losses) on assets	449	10,696
Net gains from derivative instruments	-	2,903
Interest on taxes, contributions and judicial deposits	3,979	10,196
Other	15,895	17,649

Total	42,831	112,848
Financial expense
Interest expense on local currency debt	43,973	28,463
Interest expense on foreign currency debt	130,085	114,442
Foreign exchange gains (losses) on debt	13,671	64,901
Net losses from derivative instruments	54,755	59,735
Taxes on financial transactions	37,092	25,826
Interest on contingencies and other	16,956	15,376
Other	21,492	19,918

Total	318,023	328,661
Net Financial Result	(275,192)	(215,813)

The Company highlights that its hedging instruments involve cash investments in U.S. dollar-linked assets, as well as swaps and derivatives. According to Brazilian Corporate Law accounting principles, liabilities must be recorded on an accrual basis rather than at market value, while assets must be recorded at the lowest between market value and accrual basis.

The Company’s total debt increased by R$564.2 million against 4Q04, while cash and cash equivalents reduced by R$ 416.3 million. As a result, net debt increased by R$980.4 million. Considering Labatt’s results in 2004, the Company estimates the net debt to EBITDA ratio was 1.3x in the last twelve months.

The table below details the Company’s debt profile:
Debt Breakdown	Short	Long	Total
R$ 000	Term	Term
Local Currency	766	512	1,279
Foreign Currency	3,077	4,019	7,096

Consolidated Debt	3,844	4,531	8,375
Cash and Equivalents			1,089
Net Debt			7,286

Non-Operating Income and Expenses

The net result of non-operating income and expenses for 1Q05 was a loss of R$176.5 million. The main driver for this result was the provision accrued in Canada in relation to the closure of Labatt’s Toronto Brewery. Provisions were done for (i) losses on the sales of fixed assets (R$71.1 million); (ii) complementary benefits to employees (R$69.9 million); and (iii) severance costs (R$37.9 million).

Income Tax and Social Contribution

The provision for income tax and social contribution for 1Q05 was of R$109.7 million. The table below provides the reconciliation for the income tax and social contribution provision:

Income Tax and Social Contribution
R$ million
Net income before taxes and profit sharing	291.9
Provision for Profit Sharing & Bonuses	(39.4)
Net income before income tax, social contribution and minorities	252.5
Income tax and social contribution at nominal tax rate (34%)	(85.9)
Adjustments to effective rate:
Interest on own capital	73.8
Equity gains from foreign non-taxable subsidiaries	(131.6)
Equity gains from subsidiaries	15.0
Amortization of non-deductible goodwill	(5.4)
Provision for income tax and social contribution from previous fiscal periods	28.5
Permanent additions/reductions and other	(4.0)
Total income taxes and social contribution	(109.7)

Profit Sharing and Contributions

AmBev provisioned R$39.4 million in 1Q05 related to employees’ profit sharing. The bonus for performance, however, will only be paid in case the Company meets its corporate targets for 2005.

Minority Interest

Minority stakes in AmBev’s subsidiaries for the 1Q05 recorded a loss of R$1.4 million.

Net Income

AmBev recorded net income of R$144.2 million for 1Q05, representing a decrease of 52.7% . Earnings per share were R$2.65, down 67.4% . This decrease is mainly explained by the goodwill amortization of Labatt’s transaction, in addition to non-operating expenses related to the closure of Labatt’s brewery in Toronto. AmBev’s operating income, however, presented a strong increase, reflected in the 11.9% increase of EBITDA per share, which reached R$26.64.

4Q04 EARNINGS CONFERENCE CALL

Speakers	Carlos Brito
General Executive Officer for North America
Luiz Fernando Edmond
General Executive Officer for Latin America
Juan Vergara
Executive Officer for Hispanic Latin America
João Castro Neves
CFO and Investor Relations Officer

Date	May 5, 2005 (Thursday)

Time	4.00 pm (US ET)
5.00 pm (São Paulo Time)

Numbers	US / International Participants	(+1) 973-935-8511
	Toll Free – Brazil Participants	0800-891-3951
	Toll Free – UK Participants	0800-032-3836
	Conference Call ID	AmBev or 5946875

For additional information, please contact the Investor Relations Department:

Pedro Aidar	Vanessa Góes
(5511) 2122-1415	(5511) 2122-1414
acpaidar@ambev.com.br	acvsg@ambev.com.

WWW.AMBEV-IR.COM

Statements contained in this press release may contain information which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

AmBev - Segment Financial Information

	AmBev Brazil

	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil (1)
	1Q05	1Q04%		1Q05	1Q04%		1Q05	1Q04%		1Q05	1Q04%
Volumes (000 hl)	14,905	13,200	12.9%	4,755	4,635	2.6%				19,660	17,835	10.2%
R$ million
Net Sales	1,915.4	1,533.6	24.9%	388.4	342.0	13.6%	20.6	32.9	-37.3%	2,324.4	1,908.4	21.8%
COGS	(601.0)	(564.1)	6.5%	(209.3)	(205.6)	1.8%	(5.0)	(19.9)	-75.1%	(815.3)	(789.6)	3.3%
Gross Profit	1,314.3	969.5	35.6%	179.1	136.4	31.3%	15.6	12.9	20.9%	1,509.1	1,118.8	34.9%
SG&A	(508.7)	(459.5)	10.7%	(91.1)	(87.5)	4.2%	(0.8)	(0.7)	22.5%	(600.7)	(547.6)	9.7%
EBIT	805.6	510.0	58.0%	88.0	48.9	79.9%	14.8	12.3	20.9%	908.4	571.2	59.0%
Depr. & Amort.	(123.5)	(132.0)	-6.4%	(34.0)	(35.1)	-3.1%	0.0	0.0	n.a.	(157.5)	(167.1)	-5.7%
EBITDA	929.1	641.9	44.7%	122.0	84.0	45.2%	14.8	12.3	20.9%	1,065.9	738.2	44.4%
% of Total EBITDA	64.0%	71.8%		8.4%	9.4%		1.0%	1.4%		73.4%	82.6%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-31.4%	-36.8%		-53.9%	-60.1%		-24.1%	-60.6%		-35.1%	-41.4%
Gross Profit	68.6%	63.2%		46.1%	39.9%		75.9%	39.4%		64.9%	58.6%
SG&A	-26.6%	-30.0%		-23.5%	-25.6%		-4.0%	-2.1%		-25.8%	-28.7%
EBIT	42.1%	33.3%		22.7%	14.3%		71.9%	37.3%		39.1%	29.9%
Depr. & Amort.	-6.4%	-8.6%		-8.8%	-10.3%		0.0%	0.0%		-6.8%	-8.8%
EBITDA	48.5%	41.9%		31.4%	24.6%		71.9%	37.3%		45.9%	38.7%

Per Hectoliter (R$/hl)
Net Sales	128.5	116.2	10.6%	81.7	73.8	10.7%				118.2	107.0	10.5%
COGS	(40.3)	(42.7)	-5.6%	(44.0)	(44.4)	-0.8%				(41.5)	(44.3)	-6.3%
Gross Profit	88.2	73.4	20.1%	37.7	29.4	28.0%				76.8	62.7	22.4%
SG&A	(34.1)	(34.8)	-2.0%	(19.2)	(18.9)	1.5%				(30.6)	(30.7)	-0.5%
EBIT	54.1	38.6	39.9%	18.5	10.6	75.3%				46.2	32.0	44.3%
Depr. & Amort.	(8.3)	(10.0)	-17.1%	(7.2)	(7.6)	-5.5%				(8.0)	(9.4)	-14.5%
EBITDA	62.3	48.6	28.2%	25.7	18.1	41.5%				54.2	41.4	31.0%

	HILA			North America			AmBev

	Operations (2)			Operations (3)			Consolidated (4)
	1Q05	1Q04%		1Q05	1Q04%		1Q05	1Q04%
Volumes (000 hl)	8,366	7,500	11.5%	2,042	n.d.	n.d.	30,068	25,335	18.7%
R$ million
Net Sales	549.8	462.1	19.0%	821.5	n.d.	n.d.	3,695.6	2,370.5	55.9%
COGS	(238.6)	(207.6)	14.9%	(291.4)	n.d.	n.d.	(1,345.3)	(997.2)	34.9%
Gross Profit	311.2	254.5	22.3%	530.0	n.d.	n.d.	2,350.3	1,373.3	71.1%
SG&A	(182.8)	(138.5)	32.0%	(381.5)	n.d.	n.d.	(1,165.0)	(686.2)	69.8%
EBIT	128.4	115.9	10.7%	148.5	n.d.	n.d.	1,185.3	687.1	72.5%
Depr. & Amort.	(50.2)	(39.4)	27.4%	(58.6)	n.d.	n.d.	(266.3)	(206.5)	29.0%
EBITDA	178.6	155.4	15.0%	207.1	n.d.	n.d.	1,451.6	893.6	62.4%
% of Total EBITDA	12.3%	17.4%		14.3%	n.d.		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	n.d.		100.0%	100.0%
COGS	-43.4%	-44.9%		-35.5%	n.d.		-36.4%	-42.1%
Gross Profit	56.6%	55.1%		64.5%	n.d.		63.6%	57.9%
SG&A	-33.3%	-30.0%		-46.4%	n.d.		-31.5%	-28.9%
EBIT	23.4%	25.1%		18.1%	n.d.		32.1%	29.0%
Depr. & Amort.	-9.1%	-8.5%		-7.1%	n.d.		-7.2%	-8.7%
EBITDA	32.5%	33.6%		25.2%	n.d.		39.3%	37.7%

Per Hectoliter (R$/hl)
Net Sales	104.4	104.5	-0.1%	402.4	n.d.	n.d.	122.9	93.6	31.4%
COGS	(45.3)	(47.0)	-3.5%	(142.7)	n.d.	n.d.	(44.7)	(39.4)	13.7%
Gross Profit	59.1	57.5	2.7%	259.6	n.d.	n.d.	78.2	54.2	44.2%
SG&A	(34.7)	(31.3)	10.8%	(186.9)	n.d.	n.d.	(38.7)	(27.1)	43.1%
EBIT	24.4	26.2	-7.0%	72.7	n.d.	n.d.	39.4	27.1	45.4%
Depr. & Amort.	(9.5)	(8.9)	7.0%	(28.7)	n.d.	n.d.	(8.9)	(8.2)	8.7%
EBITDA	33.9	35.1	-3.4%	101.4	n.d.	n.d.	48.3	35.3	36.9%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.
(2)	Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.
(2)	Figures for HILA Operations (Hispanic Latin America) are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.
(3)	Figures for North America Operations consist of Labatt (Canada).
(4)	Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

CONSOLIDATED INCOME STATEMENT
Corporate Law	1Q05	1Q04%
R$ million

Net Sales	3,695.6	2,370.5	55.9%
Cost of Goods Sold	(1,345.3)	(997.2)	34.9%
Gross Profit	2,350.3	1,373.3	71.1%
Gross Margin (%)	63.6%	57.9%

Selling and Marketing Expenses	(554.1)	(259.3)	113.7%
% of sales	15.0%	10.9%
Direct Distribution Expenses	(256.8)	(190.6)	34.7%
% of sales	6.9%	8.0%
General & Administrative	(203.5)	(117.5)	73.2%
% of sales	5.5%	5.0%
Depreciation & Amortization	(150.6)	(118.7)	26.9%
Total SG&A	(1,165.0)	(686.2)	69.8%
% of sales	31.5%	28.9%

EBIT	1,185.3	687.1	72.5%
% of sales	32.1%	29.0%

Provisions, Net	(30.8)	(29.5)	4.6%
Other Operating (Expense)	(411.2)	(4.2)	9696.3%
Equity Income	0.3	(0.9)	n.m.
Interest Expense	(318.0)	(328.7)	-3.2%
Interest Income	42.8	112.8	n.m.
Net Interest Income (Expense)	(275.2)	(215.8)	27.5%
Non-Operating Income (Expense)	(176.5)	(16.3)	983.3%
Income Before Taxes	291.9	420.5	-30.6%
Provision for Income Tax/Social Contrib.	(109.7)	(79.0)	38.9%
Provision for Profit Sharing & Bonuses	(39.4)	(30.1)	n.m.
Minority Interest	1.4	(6.4)	n.m.

Net Income	144.2	305.0	-52.7%
% of sales	3.9%	12.9%

Depreciation and Amortization	266	206	29.0%
EBITDA	1,451.6	893.6	62.4%
% of sales	39.3%	37.7%

CONSOLIDATED BALANCE SHEET

	AmBev
Corporate Law	Consolidated
R$000	Dec 2004	Mar 2005
ASSETS
Cash	1,290,951	831,457
Marketable Securities	214,499	257,703
Non-realized gains with Derivatives	-	-
Accounts Receivable	1,360,028	986,017
Inventory	1,380,961	1,248,209
Associated	-	-
Recoverable Taxes	654,293	419,166
Accounts in Advance	30,437	40,257
Prepaid Expenses	205,865	177,075
Dividend Receivable	-	-
Other	242,659	344,893

Total Current Assets	5,379,692	4,304,776

Recoverable Taxes	2,216,574	2,555,796
Receivable from Employees/Financed Shares	175,181	141,783
Deposits/Other	1,214,700	797,146

Total Long-Term Assets	3,606,455	3,494,725

Investments	18,204,610	17,744,289
Property, Plant & Equipment	5,531,665	5,398,340
Deferred	294,145	300,260

Total Permanent Assets	24,030,419	23,442,889

TOTAL ASSETS	33,016,566	31,242,391

LIABILITIES
Short-Term Debt	3,443,124	3,843,943
Accounts Payable	1,047,649	706,952
Sales & Other Taxes Payable	1,009,532	625,756
Dividend Payable	997,062	232,667
Salaries & Profit Sharing Payable	378,271	303,223
Income Tax, Social Contribution, & Other	624,342	212,918
Other	1,271,705	945,416

Total Current Liabilities	8,771,685	6,870,873

Long-Term Debt	4,367,597	4,530,932
Accounts Payable	-	3,102
Income Tax & Social Contribution	138,458	77,901
Deferred Sales Tax (ICMS)	275,695	295,032
Provision for Contingencies	1,470,951	1,494,116
Pension Funds Provision	78,086	80,319
Other	719,767	773,330

Total Long-Term Liabilities	7,050,555	7,254,733

TOTAL LIABILITIES	15,822,240	14,125,606

MINORITY INTEREST	218,506	208,912

Paid in Capital	4,742,804	4,742,803
Reserves and Treasury shares	12,781,529	12,237,097
Retained Earnings	(548,515)	(72,028)

SHAREHOLDERS' EQUITY	16,975,818	16,907,872

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	33,016,564	31,242,390

CONSOLIDATED STATEMENT OF CASH FLOWS
AmBev
Consolidated
R$ 000	1Q05
Cash Flows from Operating Activities
Net income	144,249
Adjustments to reconcile net income
to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation and amortization	266,300
Contingencies and liabilites associated with	-
tax disputes, including interest	30,806
Financial charges on contingencies	13,394
(Gain) loss on disposal of PP&E, net	19,151
Financial charges on stock option plan	(5,703)
Discount in debt settlement	-
Financial charges on taxes and contributions	2,532
Equity income	(253)
Financial charges on long-term debt	264,817
Provision for losses in inventory and other assets	71,010
Provision for reestructuring	107,839
Deferred income tax (benefit) expense	(54,580)
Foreign exchange holding effect on assets abroad	(35,785)
Forex variations and unrealized gains on marketable securities	185
(Gains) losses on participation on related companies	-
Amortization of goodwill	482,254
Minority interest	(1,357)
(Increase) decrease in assets
Trade accounts receivable	386,578
Sales taxes recoverable	182,421
Inventories	131,574
Prepaid expenses	199,580
Receivables and other	(189,500)
(Decrease) increase in liabilites
Suppliers	(373,150)
Payroll, profit sharing and related charges	(36,584)
Income tax, social contribution, and other taxes payable	(760,150)
Cash used for contingencies and legal proceedings	(14,743)
Unrealized losses on derivatives	(185,880)
Other	(134,040)

Net Cash Provided by Operating Activities	510,965

Cash Flows from Investing Activites
Proceeds on disposal of property, plant and equipment	9,392
Marketable securities withdrawn (investment)	(20,567)
Collateral securities and deposits	(22,304)
Quinsa's share buyback program	-
Investments in afffiliated companies	(1,128)
Property, plant and equipment	(213,512)
Cash from first time consolidation of subsidiary	-
Payment for deferred asset	(19,471)

Net Cash Provided (Used) in Investing Activities	(267,591)

Cash Flows from Financing Activites
Advances to employees for purchase of shares	2,999
Dividends, interest distribution and capital decrease paid	(908,777)
Repurchase of shares in treasury	(103,275)
Payments received in advance for future capital increase	-
Premium received from the sale of put options	-
Increase in debt	2,021,940
Payment of debt	(1,724,194)
Increase in paid-in capital / Variation in minority interest	8,666

Net Cash Provided (Used) in Financing Activities	(702,641)

Foreign Exchange Variations on Cash	(227)

Subtotal	(459,494)

Cash and cash equivalents, beginning of period	1,290,951
Cash and cash equivalents, end of period	831,457
Net increase in cash and cash equivalents	(459,494)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.